SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 2)*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

 (Title of Class of Securities)

16938G 107

 (CUSIP Number)

December 31, 2015

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16938G 107	13G/A	Page 2 of 8 Pages
1.	NAMES OF REPORTING PERSONS Parker International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 142,857
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 142,857
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,857
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
This percentage is based on 59,770,311 Ordinary Shares of the Issuer outstanding as of March 31, 2015, which information was disclosed by the Issuer in its annual report on Form 20-F for the year ended December 31, 2014, which it filed with the Securities and Exchange Commission on April 28, 2015.

CUSIP No. 16938G 107	13G/A	Page 3 of 8 Pages
1.	NAMES OF REPORTING PERSONS Shmuel Meitar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,797,940 (2)
	6.	SHARED VOTING POWER 142,857 (1)
	7.	SOLE DISPOSITIVE POWER 3,797,940 (2)
	8.	SHARED DISPOSITIVE POWER 142,857 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,940,797
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (3)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of Ordinary Shares of the Issuer held by Parker International Limited, with respect to which the Reporting Person possesses shared voting and dispositive power due to his ultimate beneficial ownership of all equity interests of Parker International Limited.

(2)	Consists of Ordinary Shares of the Issuer sold to the Reporting Person by Parker International Limited and now held solely by the Reporting Person.

(3)
This percentage is based on 59,770,311 Ordinary Shares of the Issuer outstanding as of March 31, 2015, which information was disclosed by the Issuer in its annual report on Form 20-F for the year ended December 31, 2014, which it filed with the Securities and Exchange Commission on April 28, 2015.

Item 1(a).    Name of Issuer:

     The name of the issuer is China Digital Holding Co, Ltd. (the “Issuer”).

Item 1(b).    Address of Issuer’s Principal Executive Offices:

         The Issuer’s principal executive offices are located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China 100085.

Item 2(a).   Name of Person Filing:

The following entity and individual, listed in (i)-(ii) below and referred to herein collectively as the “Reporting Persons”, are filing this Amendment No. 2 (this “AmendmentNo. 2”) to their Statement of Beneficial Ownership on Schedule 13G, filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2014 (the “Statement”), as previously amended by Amendment No. 1 thereto, filed with the SEC on February 11, 2015:

(i)	Parker International Limited (“Parker International”)
(ii)	Shmuel Meitar

Shmuel Meitar is the ultimate beneficial owner of all equity interests of Parker International.

The Reporting Persons are filing this Amendment No. 2 in order to report (i) the sale of 3,797,940 Ordinary Shares (as defined in Item 2(d) below) from Parker International to Shmuel Meitar, as well as (ii) the sale of an additional 16,000 shares by Parker International, each of which occurred during the year ended December 31, 2015.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Parker International: Hirzel House, Smith Street, St. Peter Port, Guernsey, GY1 2NG
(ii)	Shmuel Meitar: 16 Abba Hillel Road, Ramat Gan 52506, Israel

Item 2(c).   Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Parker International— Guernsey
(ii)	Shmuel Meitar — Israel

Item 2(d).   Title of Class of Securities:

This Amendment relates to the ordinary shares, par value $0.0005 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).   CUSIP Number:

The CUSIP number of the Ordinary Shares is 16938G 107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.        Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Parker International

(a)	Amount beneficially owned: 142,857 Ordinary Shares
(b)	Percent of class*: 0.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 142,857
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 142,857
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Shmuel Meitar

(a)	Amount beneficially owned: 3,940,797 Ordinary Shares
(b)	Percent of class*: 6.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,797,940
(ii)	Shared power to vote or to direct the vote: 142,857 **
(iii)	Sole power to dispose of or to direct the disposition of: 3,797,940
(iv)	Shared power to dispose of or to direct the disposition of: 142,857**

*        All percentage ownership reflected in this Amendment No. 2 is based on 59,770,311 Ordinary Shares of the Issuer issued and outstanding as of March 31, 2015, which number was disclosed by the Issuer in its annual report on Form 20-F for the year ended December 31, 2014, which it filed with the SEC on April 28, 2015.

**     Comprised of 142,857 Ordinary Shares held by Parker International, as to which Mr. Meitar is the ultimate beneficial owner.

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒ (with respect to Parker International only, not Shmuel Meitar)

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARKER INTERNATIONAL LIMITED By: /s/ Yonit Tzadok Name: Yonit Tzadok Title: Director By: /s/ Urs Suter Name: Urs Suter Title: Director /s/ Shmuel Meitar SHMUEL MEITAR

Dated: February 11, 2016

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Statement)